November 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Howell

Re:	Acceleration Request of Alpine Income Property Trust, Inc.

Registration Statement on Form S-11 (File No. 333-234304)

Dear Ms. Howell:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, wish to advise you that we have distributed approximately 968 copies of the Preliminary Prospectus, dated November 7, 2019, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Alpine Income Property Trust, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on Thursday, November 21, 2019, or as soon thereafter as practicable.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Securities and Exchange Commission

November 19, 2019

Very truly yours,

By:	RAYMOND JAMES & ASSOCIATES, INC., as representative of the several underwriters

/s/ Brad Butcher
Name: Brad Butcher
Title: Managing Director, Co-Head of Real Estate Investment Banking